101 South Queen Street

Martinsburg, West Virginia 25401

7000 Hampton Center

Morgantown, West Virginia 26505

511 7th Street

Moundsville, West Virginia 26041

501 Avery Street

Parkersburg, West Virginia 26101

600 Quarrier Street Charleston, West Virginia 25301 Post Office Box 1386 Charleston, West Virginia 25325-1386 (304) 347-1100 www.bowlesrice.com	6000 Town Center Boulevard, Suite 210 Canonsburg, Pennsylvania 15317 333 West Vine Street, Suite 1700 Lexington, Kentucky 40507 480 West Jubal Early Drive, Suite 130 Winchester, Virginia 22601

Sandra M. Murphy Telephone – (304) 347-1131 Facsimile – (304) 343-3058	September 5, 2013	E-Mail Address: smurphy@bowlesrice.com

Mr. Christian Windsor Special Counsel United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	VIA OVERNIGHT MAIL AND EDGAR

Re:	United Bankshares, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed August 30, 2013
File No. 333-188919
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 002-86947

Dear Mr. Windsor:

On behalf of United Bankshares, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 2 to Registration Statement on Form S-4 filed with the Commission on August 30, 2013 (the “Registration Statement”) contained in your letter dated September 3, 2013 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. This letter and an amendment to the Registration Statement (“Amendment No. 3”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are furnishing to the Staff supplementally six courtesy copies of Amendment No. 3 marked to show the changes made to the Amendment No. 2 to Registration Statement on Form S-4 filed on August 30, 2013.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. The responses are on behalf of the Company and Virginia Commerce Bancorp, Inc. (“Virginia Commerce”) (with respect to the Registration Statement) and on behalf of the Company (with respect to the Company’s Form 10-K). For your convenience, we have set out the

Mr. Christian Windsor

United States Securities and Exchange Commission

September 5, 2013

text of the comments from the Comment Letter followed by our response. Page numbers referenced in the responses refer to page numbers in Amendment No. 3.

Amendment No. 2 to the Registration Statement on Form S-4

The Merger, page 67

Virginia Commerce’s Reasons for the Merger, page 72

1.	In response to Comment 2 from our letter dated July 31, 2013, we note the Company’s conclusion that, because, among other things, the third party loan review’s importance was “functionally superseded by the findings of the FRB of Richmond’s targeted examination,” the third party review was not material to the Virginia Commerce board in assessing the fairness of the consideration to be offered to Virginia Commerce shareholders in the merger.

We also noted your disclosure that the completion of the FRB Richmond review was one of the factors that the board of Virginia Commerce considered in determining to proceed with the repurchase of the TARP shares. Finally, we note that the repurchase of the TARP shares was one of the factors that the board of Virginia Commerce considered as part of its determination to recommend that shareholders vote for the merger. Please revise this section to identify that the board considered the results of the FRB of Richmond’s targeted examination as a factor in making its recommendation to the shareholders. Alternatively, please provide a legal and factual analysis supporting your determination that the results of the examination were not a factor considered by the Virginia Commerce board.

RESPONSE: The disclosure on page 73 of Amendment No. 3 has been revised to refer to the targeted examination by the FRB of Richmond as a factor considered by the board of Virginia Commerce in making its recommendation to the shareholders of Virginia Commerce.

United Bankshares’ Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements

You disclose significant unrealized losses on your trust preferred collateralized debt obligation securities at December 31, 2012 and June 30, 2013. You also disclose additional other than temporary impairments in your most recent Form 10-Q report, including credit losses on securities for which other than temporary impairments were not previously recognized, indicating continuing credit deterioration in these securities. Please address the following comments.

2.	Please provide persuasive evidence supporting how and when you determine to take OTTI write-downs on the various securities above. For example, we note you continue to take

Mr. Christian Windsor

United States Securities and Exchange Commission

September 5, 2013

periodic OTTI on certain securities even though earnings and other ancillary industry performance indicators and trends have shown increasing improvement over the last several quarters. In your response, please clearly indicate the specific judgments and determinations contemplated by management in ultimately determining how and when to take periodic OTTI, including specific triggering events noted for each individual security or other events that explains why, for example, OTTI was booked in one particular quarter instead of another.

RESPONSE: As reported in the Form 10-Q dated June 30, 2013, the Company recognized no additional other-than-temporary-impairment (“OTTI”) related to its pooled trust preferred securities in the most recent quarter. The $137 thousand in OTTI recognized during the second quarter of 2013 was not related to trust preferred securities. The Company did not experience a continued deterioration in the pooled trust preferred securities in the most recent quarter ending June 30, 2013. The Company recognized $5.9 million in OTTI on its pooled trust preferred securities in 2012. Through the first 6 months of 2013, the Company has reported a significant decrease in OTTI as compared to 2012, reporting only $0.834 million. The $0.834 million in OTTI represented only 0.65% of the par value of these securities.

In order to determine how and when the Company recognizes OTTI, the Company first assesses its intentions regarding any sale of securities as well as the likelihood that it would be required to sell prior to recovery of the amortized cost. To date, the Company has determined that it does not intend to sell its pooled trust preferred securities and that it is not more likely than not that the Company will be required to sell such securities before recovery of their amortized cost. Next, the Company completes an expected cash flow projection on each security to determine whether an adverse change in future cash flows has occurred under ASC 320. The Company discounts the security-specific cash flow projection at the security-specific interest rate and compares the present value to the amortized cost. In situations where the present value of the projected cash flows is less than the amortized cost, the difference is recognized as credit-related impairment in earnings.

The cash flow projections rely on various judgments and assumptions, as well as current performance information and changes in circumstances, to determine whether OTTI has occurred. The primary assumptions that involve judgment and rely heavily on Company management’s determinations include the projected recovery/cure rates on the underlying collateral, the projected prepayment rates and the projected future interest rates. For the projected recovery/cure rates on the underlying collateral, the Company utilizes a standardized methodology that incorporates a number of quantitative factors specific to each issuer to arrive at a projected recovery/cure rate for the deferring collateral. The primary quantitative factors include each issuer’s specific Texas ratio (asset quality-related measurement), tier 1 risk based capital ratio, tangible equity/tangible assets ratio and profitability. In addition to the quantitative factors, the Company considers qualitative

Mr. Christian Windsor

United States Securities and Exchange Commission

September 5, 2013

factors such as recent capital actions, announced mergers, regulatory actions, length of time in deferral and other information as available. In addition, the OTTI assessment is also impacted by events such as changes in deferral status and interest rates, as well as actual prepayments incurred.

From the filing of the March 31, 2013 10-Q to the filing of the June 30, 2013 10-Q, the credit metrics of the underlying collateral in the trust preferred securities remained very stable. Additionally, the underlying collateral reported seven instances where deferring collateral cured, as opposed to only one new deferral. Actual prepayments were also generally stable within the portfolio. As a result, the Company did not have any “triggering events” that would cause the discounted cash flows to decrease below the current amortized cost, therefore, no new or periodic OTTI was recognized. During the quarter ending March 31, 2013, the Company recognized total OTTI of $0.834 million on four different securities. The primary “triggering event” that resulted in the additional OTTI for the quarter ending March 31, 2013 related to the deterioration of specific underlying issuers financial condition which affected the projected cash flows of the individual securities.

3.	Please tell us the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

•	How you determine the discount rate to use in your calculation.

RESPONSE: When determining the discount rate used in the calculation of the present value of cash flows to be collected, the Company uses the security specific effective interest rate in accordance with ASC 310.

•	Deferrals and defaults:

a.    How you develop your estimate of future deferrals and defaults and why these estimates are generally much lower than your historical default rates;

RESPONSE: The Company has conducted extensive empirical research of the macro characteristics of the distressed financial institution universe. The Company has identified certain quantitative factors that have a high correlation with defaulted financial institutions such as Texas ratio, tier 1 risk based capital ratio, tangible equity/tangible assets ratio and profitability. The Company examines the trends of these quantitative metrics when evaluating deferring collateral and utilizes this methodology when estimating future deferrals and defaults. The Company has also conducted a thorough back-testing process to evaluate the validity of this methodology. The methodology has proven to be effective and predictive.

Since the beginning of the financial crisis, the financial industry has experienced an unprecedented number of bank failures. As a result, the Company has experienced credit

Mr. Christian Windsor

United States Securities and Exchange Commission

September 5, 2013

deterioration throughout its trust preferred collateralized debt obligations (“CDO”). However, as the financial industry has rebounded, the Company has noted significant improvement of individual financial institutions within its trust preferred securities. As such, projected future deferral and default estimates are lower than those exhibited during the most recent financial crisis. In addition, as the weaker financial institutions have already defaulted, the future projected loss rates are lower as the worst of the financial institutions are no longer in the remaining pools.

b.    The estimated loss severity on securities that default and the specific factors that you considered in developing the estimated loss severity;

RESPONSE: The estimated loss severity on securities that default is 100%. To date, the recovery rates on defaulted securities have been nominal.

c.    How you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults, including the earnings and capital ratios of each financial institution in the pool, the number of quarters that interest has been deferred and the cumulative dividend amount owed to investors;

RESPONSE: As mentioned previously, the Company’s methodology for evaluating each deferring institution’s credit metrics include the following quantitative ratios: Texas ratio; tier 1 risk based capital ratio; tangible equity/tangible assets ratio; and profitability. Additionally, the Company considers qualitative factors such as recent capital actions, announced mergers, regulatory actions, length of time in deferral and other information as available. For defaulted collateral, the Company considers the cumulative dividend amount owed to investors to be uncollectible. In addition to analyzing institutions that are currently deferring, the Company also utilizes the same quantitative metrics to evaluate the performing institutions in each pool. By reviewing each performing issuer’s Texas ratio, tier 1 risk based capital ratio and tangible equity/tangible assets ratio, the Company is able to track the stability of the performing institutions and analyze the likelihood that a particular institution may begin deferring. Additionally, the Company uses these quantitative metrics to “risk score” the performing collateral and determine the constant default rate that is applied to the cash flow models in order to estimate future defaults.

d.    Your recovery rate assumption and how you determine it. Please be sure to tell us the assumed recovery rate on defaults and how you determined the amount of the recovery since the amounts recovered on investments in trust preferred collateralized debt obligations is generally low. Please also tell us why you assume a range of up to 90% recoveries on current deferrals for the majority of your securities.

RESPONSE: As previously noted, the Company conducts a thorough analysis of each institution’s quantitative financial metrics in determining its specific recovery rate

Mr. Christian Windsor

United States Securities and Exchange Commission

September 5, 2013

assumptions. The Company also assumes a 0% recovery rate on individual defaulted collateral. Currently, the projected recovery/cure rates on deferring collateral range from 0-90%. The deferring institutions that have been assigned a recovery/cure rate of 90% exhibit strong quantitative financial metrics. The average financial metrics of these institutions were as follows: Texas ratio of 57.7%; tier 1 capital ratio of 15.3%; and tangible equity/tangible asset ratio of 9.7%. Additionally, the trust preferred securities owned by the Company experienced seven cures during the most recent quarter ending June 30, 2013. These seven companies were all assigned a recovery/cure rate of 90% in the Company’s cash flow projection based upon their specific credit metrics. The metrics of the securities that recently cured display characteristics that are very similar to the characteristics of the deferring securities that are assigned a cure rate of 90.0%.

Individual trust preferred issuers whose issuances are aggregated and pooled to perform a trust preferred CDO are permitted to defer their interest payments for up to 20 consecutive quarters. The securities owned by the Company do not contain any non-defaulted issuers that have exceeded the permitted contractual deferral period as of June 30, 2013. All defaulted securities have been assigned a 0.0% recovery rate.

In order to assess whether an OTTI existed, the Company utilized security specific cash flow models that consider: the current deferrals and defaults within the underlying collateral; the likelihood the current deferrals would cure or ultimately default; potential future deferrals and defaults, potential prepayments; cash reserves; excess interest spread; priority of payments in the cash flow structure; collateralization ratios; effects of embedded swaps on cash flows; and a detailed credit analysis of the underlying collateral.

•

In Appendix F of your response to our most recent comments you identified two securities with negative excess subordination that was significantly greater than the other than temporary impairments recognized to-date. Please tell us why you assume that you do not have an other than temporary impairment on Security 15 and Security 16 that have negative excess subordination of 48.6% and 30.2% in relation to other than temporary impairments write-downs of 35.6% and 22.6% at December 31, 2012.

RESPONSE: With respect to Securities 15 and 16, the Company utilizes cash flow projections to determine the net realizable value and assess whether additional OTTI has occurred. The Company’s cash flow projection considers the structural credit protection features inherent in trust preferred securities related to excess interest spread. Specifically, these two securities exhibited very high levels of excess interest spread. The collateral backing of a tranche can be increased by decreasing the more senior liabilities of the trust preferred CDO tranche. This occurs when collateral deterioration due to defaults and deferrals triggers alternative waterfall provisions of the cash flow. The waterfall structure of the bond requires the excess spread to be rerouted away from the most junior classes of debt (which includes the income notes) in order to pay down the principal of the most

Mr. Christian Windsor

United States Securities and Exchange Commission

September 5, 2013

senior liabilities. As these most senior liabilities are paid down, the senior and mezzanine tranches become better secured (due to the rerouting of the excess spread away from the income notes). For Security 15, the underlying collateral is carrying an interest rate of approximately LIBOR + 3.44% compared to weighted coupon rate paid to the senior and mezzanine noteholders of LIBOR + 1.61%. This results in significant excess spread revenues of 183 basis points being available to reduce senior liabilities of the trust preferred CDO. Security 16 is similar with the underlying collateral carrying an interest rate of approximately LIBOR + 3.35% compared to the weighted coupon rate on the senior and mezzanine tranches of LIBOR + 1.55%. This security has excess interest spread of 180 basis points. As a result, the Company’s cash flow models did not show an adverse change in future cash flows and the Company did not recognize any additional OTTI related to these securities.

4.	Considering the significant judgment required to determine if a security is other than temporarily impaired, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please tell us the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral. Additionally, please tell us how you calculate excess subordination and discuss what the excess subordination percentage signifies.

RESPONSE: The information requested by the Staff is set forth on Appendices A and B to this letter. Appendix C to this letter sets forth the single issue trust preferred securities with at least one rating below investment grade.

The Company defines “Excess Subordination” as all outstanding collateral less the sum of (i) 100% of the defaulted collateral, (ii) the sum of the projected net loss amounts for each piece of the deferring but not defaulted collateral and (iii) the amount of each trust preferred CDO’s debt that is either senior to or pari passu with our security’s priority level.

The calculation of excess subordination in Appendix B does not consider the OTTI the Company has recognized on these securities. While the ratio of excess subordination provides some insight on overall collateralization levels, the Company completes an expected cash flow analysis each quarter to determine whether an adverse change in future cash flows has occurred under ASC 320. The standard specifies that a cash flow projection can be present-valued at the security specific effective interest rate and the resulting present value compared to the amortized cost in order to quantify the credit component of

Mr. Christian Windsor

United States Securities and Exchange Commission

September 5, 2013

impairment. The Company utilizes the cash flow models to determine the net realizable value and assess whether additional OTTI has occurred.

In addition to the information requested, Appendix B provides a comparison of the “excess subordination as a percent of current collateral” to the “amortized cost as a percent of par value.” Additionally, Appendix B also provides the discount to par value, which simply represents the par value less the amortized cost, divided by the par value. This metric generally approximates the level of OTTI that has been incurred on these securities (inclusive of purchase discounts). The calculation of excess subordination is a collateralization measure while the impairment test utilizes a projected cash flow model. Therefore, variances will exist as the specific structural features of each bond will impact the cash flow models (such as redirection of cash flows and excess interest spread).

Security 2 currently has the highest level of negative excess subordination as a percent of current collateral (Security 3 has been fully written-off). The negative excess subordination of (57.9)% compares to a discount as a percent of par of 48.1%. As previously noted, the Company’s cash flow projection considers the structural credit protection features inherent in trust preferred securities related to excess interest spread. Security 2 exhibits a high level of excess interest spread. The underlying collateral is paying approximately LIBOR + 3.57% compared to a weighted coupon rate paid to the mezzanine noteholders of LIBOR + 1.85% (senior noteholders have been paid in full). As a result, the security has significant excess spread revenues of 172 basis points available to reduce the negative excess subordination over time.

While the ratio of excess subordination provides some insight on overall collateralization levels, the Company does not utilize this ratio to calculate OTTI. The ratio of excess subordination represents only one component of the projected cash flow. The Company believes the excess subordination is limited as it does not consider the following:

•	Waterfall structure and redirection of cash flows
•	Excess interest spread
•	Cash reserves

As noted previously, the collateral backing of a tranche can be increased by decreasing the more senior liabilities of the trust preferred CDO tranche. This occurs when collateral deterioration due to defaults and deferrals triggers alternative waterfall provisions of the cash flow. The waterfall structure of the bond requires the excess spread to be rerouting away from the most junior classes of debt (which includes the income notes) in order to pay down the principal of the most senior liabilities. As these senior liabilities are paid down, the senior and mezzanine tranches become better secured (due to the rerouting away from the income notes).

Mr. Christian Windsor

United States Securities and Exchange Commission

September 5, 2013

Appendix B provides a summary of the number of issuers that were performing as of June 30, 2013. The total number of performing issuers as of June 30, 2013 decreased as compared to the total number of performing issuers as of December 31, 2012. Excluding the issuers that elected to cure during this period, approximately 88% of the decrease in performing issuers was related to retirement of debt by the underlying issuers in each pool. The remaining 12% was a result of certain performing issuers exercising their option to defer payment on their issuance. Three of these deferrals occurred during the quarter ending March 31, 2013, while one of these new deferrals occurred in the quarter ending June 30, 2013.

Security 9 reported the largest change in performing issuers dropping from 8 performing issuers as of December 31, 2012 to 4 performing issuers as of June 30, 2013. The decrease in performing issuers for Security 9 was solely a result of the retirement of debt in full by four issuers. As a result, the senior noteholders of Security 9 were paid in full and the tranche owned by the Company has now moved into the senior position.

While a large difference remains between the fair value and amortized cost, the Company believes the remaining unrealized losses are related to the illiquid market for trust preferred CDO rather than an adverse change in expected cash flows based on the methodology described in the previous response. The expected future cash flow substantiates the return of the remaining amortized cost of the security. The Company believes the following evidence supports the position that the remaining unrealized loss is related to the illiquid market for trust preferred CDO:

•	The market for new issuance of trust preferred CDO was robust from 2000 to 2007 with an estimated $60 billion in new issuance. The new market issuances came to an abrupt halt in 2007.
•

The secondary market for trust preferred CDO ultimately became illiquid and is not reflective of orderly transactions between market participants. In making this determination, the Company holds discussions with institutional traders to identify trends in the number and type of transactions related to the trust preferred CDO.

•	The presence of a below-investment grade rating severely limits the pool of available buyers and contributes to the illiquidity of the market.
•

Trust preferred CDO have a more complex structure than most debt instruments, making projections of tranche returns difficult for non-specialists in the product. Deferral features available to the underlying issuers within each pool are unique to these securities. Additionally, it can be difficult for market participants to predict whether deferrals will ultimately cure or ultimately default. Due to the lack of transparency, market participants will require a higher risk premium, thus resulting in higher required discount rates.

•	The variability of cash flows at the time the securities were originated was expected to be very limited. Due to the financial crisis, trust preferred CDO have experienced

Mr. Christian Windsor

United States Securities and Exchange Commission

September 5, 2013

more substantive variability of cash flows compared to expectations, resulting in a higher risk premium when evaluating discount rates.
•

The limited, yet relevant, observable inputs indicate that market yield requirements for trust preferred CDO, on a credit-adjusted basis, remained very high relative to discount rates at purchase and compared to other similarly rated debt securities.

Overall, the Company believes the lack of new issuances, illiquid secondary market, limited pool of buyers, below investment grade ratings, complex structures and high market discount rates are the key drivers of the remaining unrealized losses in the Company’s trust preferred CDO and the robust expected cash flow analysis substantiates the return of the remaining amortized cost under ASC 320.

The Company will include enhanced disclosures in future filings similar to the data and information set forth in this response.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (304) 347-1131 or by email at smurphy@bowlesrice.com.

Very truly yours,

/s/ Sandra M. Murphy

Appendix A

DESCRIPTION	Tranche	Org. Class	MOODYS	S&P	FITCH	AMORTIZED COST BASIS 6/30/13	FAIR VALUE
SECURITY 1	Senior	Sr	Ca	NR	WD	3,484,630	2,939,599
SECURITY 2	Senior (org Mezz)	B	Ca	NR	WD	7,349,845	3,678,902
SECURITY 3	Senior (org Mezz)	Mez	C	NR	WD	—	0
SECURITY 4	Mezzanine	C	C	NR	C	1,240,471	172,564
SECURITY 5	Mezzanine	C-2	C	NR	C	1,978,329	584,954
SECURITY 6	Mezzanine	C-1	Ca	NR	C	1,916,075	687,328
SECURITY 7	Mezzanine	B-1	Ca	NR	C	4,476,392	1,421,828
SECURITY 8	Mezzanine	B-1	Ca	NR	C	3,676,362	1,345,588
SECURITY 9	Senior (org Mezz)	Mez	Ca	NR	C	7,603,625	5,062,230
SECURITY 10	Mezzanine	B	Ca	NR	C	5,411,200	1,280,000
SECURITY 11	Mezzanine	B-1	Ca	NR	CC	6,416,000	1,400,000
SECURITY 12	Mezzanine	Mez	Ca	NR	C	2,468,638	1,410,948
SECURITY 13	Mezzanine	Mez	Ca	NR	C	1,440,038	823,053
SECURITY 14	Mezzanine	B-1	Ca	NR	C	3,583,312	1,087,231
SECURITY 15	Mezzanine	B	Caa3	NR	C	6,436,000	2,300,000
SECURITY 16	Mezzanine	B-2	Ca	NR	C	3,821,500	1,100,000
SECURITY 17	Mezzanine	B-1	Ca	NR	C	2,250,000	810,000
SECURITY 18	Senior	A-3	A2	B+	BBB	5,000,000	2,900,000
SECURITY 19	Senior (org Mezz)	B	Ba1	NR	B	4,353,625	2,350,957
SECURITY 20	Mezzanine	B-2	NR	CCC+	CCC	4,000,000	2,080,000
SECURITY 21	Mezzanine	B-1	NR	CCC-	CCC	2,500,000	1,325,000
SECURITY 22	Mezzanine	B-1	Caa1	NR	C	2,500,000	950,000

						81,906,042	35,710,182

Appendix B

Desc.	UNREALIZED LOSS	# of Issuers Currently Performing[1]	Deferrals as % of Original Collateral	Defaults as a % of Original Collateral	Expected Deferrals and Defaults as a % of Remaining Performing Collateral[2]	Excess Subordination as % of Performing Collateral	Excess Subordination as % of Current Collateral[3]	Amortized Cost as a % of Par Value	Discount as a % of Par Value[4]
1	(545,031)	9	6.3%	13.3%	5.7%	(41.4)%	(33.7)%	72.3%	27.7%
2	(3,670,943)	7	2.7%	9.1%	7.4%	(72.6)%	(57.9)%	51.9%	48.1%
3	0	0	1.9%	3.6%	—	—	(130.9)%	0.0%	100.0%
4	(1,067,907)	31	26.5%	13.4%	7.5%	(29.8)%	(19.7)%	43.1%	56.9%
5	(1,393,375)	37	13.3%	14.0%	7.3%	(2.3)%	(1.84)%	91.3%	8.7%
6	(1,228,747)	40	13.7%	18.8%	6.9%	(29.2)%	(23.2)%	58.5%	41.5%
7	(3,054,564)	23	7.5%	12.8%	7.1%	(15.1)%	(13.4)%	85.0%	15.0%
8	(2,330,774)	30	6.0%	18.9%	7.2%	(23.5)%	(21.3)%	68.3%	31.7%
9	(2,541,395)	4	11.1%	14.8%	8.9%	(50.2)%	(27.6)%	72.1%	27.9%
10	(4,131,200)	8	6.6%	12.6%	6.7%	(67.9)%	(50.2)%	33.8%	66.2%
11	(5,016,000)	14	11.8%	20.9%	11.1%	(42.1)%	(32.7)%	64.2%	35.8%
12	(1,057,691)	9	0.0%	19.5%	5.9%	(13.9)%	(13.9)%	84.0%	16.0%
13	(616,985)	9	0.0%	19.5%	5.9%	(13.9)%	(13.9)%	84.0%	16.0%
14	(2,496,081)	32	27.2%	7.5%	7.3%	(5.7)%	(3.9)%	89.0%	11.0%
15	(4,136,000)	15	6.5%	19.0%	10.8%	(37.0)%	(30.9)%	64.4%	35.6%
16	(2,721,500)	17	7.6%	17.9%	7.2%	(25.1)%	(21.7)%	76.4%	23.6%
17	(1,440,000)	28	9.9%	15.0%	8.1%	(26.2)%	(22.3)%	75.0%	25.0%
18	(2,100,000)	31	7.2%	12.9%	6.6%	54.2%	47.8%	100.0%	0.0%
19	(2,002,667)	6	0.6%	4.6%	7.1%	24.7%	23.6%	100.0%	0.0%
20	(1,920,000)	19	4.5%	4.0%	7.2%	21.4%	19.6%	100.0%	0.0%
21	(1,175,000)	14	9.3%	0.0%	6.6%	6.9%	5.8%	100.0%	0.0%
22	(1,550,000)	34	4.9%	11.5%	8.0%	(2.9)%	(2.7)%	100.0%	0.0%

	(46,195,860)

1    “Performing” refers to all outstanding issuers less issuers that have either defaulted or are currently deferring their interest payment.

2    “Expected Deferrals and Defaults” refers to projected future defaults on performing collateral and does not include the projected defaults on deferring collateral.

3     “Current Collateral” is defined as all outstanding collateral less 100% of the defaulted collateral.

4     The “Discount” in the table above represents the Par Value less the Amortized Cost.

Appendix C

Single Issue Trust Preferred Securities

SECURITY	MOODYS	S&P	FITCH	AMORTIZED COST BASIS 6/30/13	FAIR VALUE	UNREALIZED GAIN/LOSS
Emigrant Bank	NR	NR	CC	5,650,543	3,987,120	(1,663,423)
SunTrust Bank	Baa3	NR	BB	4,926,644	4,050,000	(876,644)
Bank of America	Ba2	NR	BB+	4,556,122	3,975,000	(581,122)
M&T Bank	NR	BBB	BB+	2,979,432	3,244,096	264,664
SunTrust Bank	NR	BB+	BB	2,462,543	2,075,000	(387,543)
Royal Bank of Scotland	Ba3	NR	NR	971,855	971,855	—
Citigroup	Ba2	BB	BB+	503,937	499,000	(4,937)
Bank of America	Ba2	BB+	BB+	500,000	503,200	3,200

				22,551,076	19,305,271	(3,245,805)